Exhibit 99.1

PRESS RELEASE

GERDAU S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB), in compliance with Regulation CVM no 358, dated January 3rd 2002, informs its shareholders and investors that, on this day, it won the bid for 50% plus one share of the capital stock of EMPRESA SIDERÚRGICA DEL PERÚ S.A.A. - SIDERPERÚ, located in the city of Chimbote (Peru).

The bid for this stake was made in a public auction promoted by the Private Investment Promotion Agency of Peru (ProInversión). The amount totaled US$ 60.6 million to be paid in cash plus the assumption of a net debt of approximately US$ 102 million.

EMPRESA SIDERÚRGICA DEL PERÚ S.A.A. - SIDERPERÚ is a long and flat steel producer with annual sales of approximately 360 thousand tons in finished products. SIDERPERÚ operates one blast furnace, a direct reduction unit and a melt shop with two electric arc furnaces (EAF), two LD converters and three rolling mills. Approximately 20% of sales are of flat steel and the remaining 80% in long steel. Additional information on the company may be obtained at its website www.sider.com.pe.

This acquisition is part of the Gerdau’s growth strategy in the Americas. This investment will ensure Gerdau’s presence in yet another country with relevant economic growth and increase in steel consumption.

Rio de Janeiro, June 28, 2006

Osvaldo Burgos Schirmer

Executive Vice President

Director of Investor Relations